UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company (Issuer))

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

67423R108

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

4787 Levy Street

Montreal, Quebec

Canada, H4R 2P9

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$418,419,312	$57,072.39

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $24.00 (i.e., the tender offer price) by 17,434,138, the estimated maximum number of shares of common stock of Obagi Medical Products, Inc. to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,072.39	Filing Party: Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.
Form or Registration No.: Schedule TO-T, Schedule TO-T/A	Date Filed: March 26, 2013, April 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013 and amended on April 4, 2013 (as amended, the “Schedule TO”) and relates to the offer of Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $24.00 per Share, net to the seller in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 2 is being filed on behalf of VPI, Valeant and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The second paragraph of the section of the Offer to Purchase entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby deleted and replaced in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On March 25, 2013, the parties filed the Premerger Notification and Report Form required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. After consultations with the staff of the FTC, on April 4, 2013, Valeant voluntarily withdrew and re-filed its Premerger Notification and Report Form with the FTC and the Antitrust Division. Valeant believes that voluntary withdrawal and re-filing of the Premerger Notification and Report Form may facilitate the completion of the FTC’s review of the Offer and the Merger.

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger is now scheduled to expire at 11:59 p.m., New York City time, on April 19, 2013, unless earlier terminated by the FTC or Valeant receives a request for additional information or documentary material (“Second Request”) from the FTC prior to that time. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time, on April 22, 2013), unless the Offer is extended or earlier terminated by the Purchaser. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Valeant’s substantial compliance with that request. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Valeant’s consent. The FTC may terminate the additional ten-day waiting period before its expiration. Although Obagi is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Obagi’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).Valeant and Obagi have made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2013

ODYSSEUS ACQUISITION CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013). *

(a)(5)(B)	Form of Summary Advertisement. *

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 3, 2013. *

(a)(5)(D)	Letter to Obagi shareholders from Valeant Pharmaceuticals International, Inc. *

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.‘s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013). *

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Obagi Medical Products, Inc. and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013) *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

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